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                             June 29, 2022

       Ricky Qizhi Wei
       Chief Executive Officer
       Dunxin Financial Holdings Limited
       2 7th Floor, Lianfa International Building
       128 Xudong Road, Wuchang District
       Wuhan City, Hubei Province 430063
       People   s Republic of China

                                                        Re: Dunxin Financial
Holdings Limited
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-3
                                                            Filed June 23, 2022
                                                            File No. 333-264179

       Dear Mr. Wei:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-3

       Cover Page

   1. Refer to your response to comment 3. Please revise your disclosure here and throughout to refrain from
implying that the VIE agreement is equivalent to an equity ownership in the business of the
VIE. For example, on your cover page you refer to "our operating entities in China."
Similarly, revise throughout to remove disclosure stating that you or your investors may not
have "direct" ownership of the VIE as this disclosure suggests a possibility of indirect
ownership.
 Ricky Qizhi Wei
Dunxin Financial Holdings Limited
June 29, 2022
Page 2
2. Refer to your response to comments 4 and 9. Please clearly disclose on the cover page how you will refer to the holding company, the subsidiaries and the VIEs when providing disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please also discuss how cash is transferred to and from each entity and include a cross-reference to the condensed consolidating schedule on pages 12 to 15.
About This Prospectus, page 2

3. Please refer to the third bullet point, which includes a definition for China and the PRC.
         Please remove the exclusion of Hong Kong and Macau from the definition of China and the PRC.
Prospectus Summary
Recent Developments
Recent Regulatory Developments in China, page 7

4. Refer to your response to comment 7. We note that you made the determination that you, your subsidiaries, and the VIE are not covered by permission requirements from the
         CSRC, the CAC or any other Chinese governmental agency by relying on the advice of counsel. Please identify counsel here and file counsel's consent as an exhibit to your registration statement. Similarly, file Hubei Weiside Law Firm's consent as an exhibit to your registration statement.
Holding Company Structure and Contractual Arrangements with the VIE, page 8

5. Refer to your response to comment 8. Please revise the diagram of your corporate structure on page 11 to use dashed lines to show the VIE, and show any subsidiaries of the
         VIE.
PCAOB Inspection, page 8

6. Refer to your response to comment 6. Please state that if your auditor cannot be inspected by the PCAOB for three consecutive years all trading of your securities may be
FirstName LastNameRicky Qizhi Wei
       prohibited, including over-the-counter trading. Also disclose that the Accelerating
Comapany   NameDunxin
       Holding            Financial Holdings
                Foreign Companies            Limited
                                    Accountable   Act, if enacted, would
decrease the number of
       non-inspection
June 29, 2022 Page 2 years from three years to two years.
FirstName LastName
 Ricky Qizhi Wei
FirstName  LastNameRicky  Qizhi Wei
Dunxin Financial Holdings Limited
Comapany
June       NameDunxin Financial Holdings Limited
     29, 2022
June 29,
Page 3 2022 Page 3
FirstName LastName
       Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting
Legal Branch Chief, at 202-551-3217 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance